SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]     ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

[No Fee Required]

        For the year ended December 31, 2003

or

[  ]    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [No Fee Required]

For the transition period from _____________ to ________________

Commission file number 33-91238

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

XPRE$$AVINGS 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

U.S. XPRESS ENTERPRISES, INC.
4080 Jenkins Road
Chattanooga, TN 37421

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Xpre$$avings 401(k) Plan

As of December 31, 2003 and 2002 and for the Year Ended December 31, 2003 with Report of Independent Registered Public Accounting Firm

Xpre$$avings 401(k) Plan Audited Financial Statements and Supplemental Schedules As of December 31, 2003 and 2002 and for the Year Ended December 31, 2003
Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedules

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions	10

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)	11

Report of Independent Registered Public Accounting Firm

The Plan Administrator of the
Xpre$$avings 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Xpre$$avings 401(k) Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003, and delinquent participant contributions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Chattanooga, Tennessee
May 21, 2004

Xpre$$avings 401(k) Plan Statements of Net Assets Available for Benefits
	December 31
	2003	2002
Assets
Investments, at fair value:
Interest-bearing cash	$123,156	$-
Participant loans	1,605,472	932,903
Mutual funds	15,703,479	11,645,643
Common stock	2,523,868	2,055,441
Common trust fund	5,523,796	5,509,861

Total investments	25,479,771	20,143,848
Contributions receivable:
Participants	190,857	176,093
Employer	1,379,763	1,288,527

Total contributions receivable	1,570,620	1,464,620

Total assets	27,050,391	21,608,468

Liabilities
Excess contributions payable	53,772	53,155

Net assets available for benefits	$26,996,619	$21,555,313

See accompanying notes.

Xpre$$avings 401(k) Plan Statement of Changes in Net Assets Available for Benefits Year ended December 31, 2003
Additions to net assets attributed to:
Investment income	$202,288
Net appreciation in fair value of investments	3,605,807
Contributions:
Participants	4,312,085
Employer	1,379,763

Total additions	9,499,943
Deductions from net assets attributed to:
Benefits paid to participants	3,978,582
Administrative expenses	80,055

Total deductions	4,058,637

Net increase	5,441,306
Net assets available for benefits:
Beginning of year	21,555,313

End of year	$26,996,619

See accompanying notes.

Xpre$$avings 401(k) Plan

Notes to Financial Statements

December 31, 2003

1. Description of the Plan

The following description of the Xpre$$avings 401(k) Plan (the “Plan”) is provided for general information purposes only. More complete information regarding the Plan’s provisions may be found in the Plan document.

General

The Plan is a defined contribution plan established January 1, 1993, by U.S. Xpress Enterprises, Inc. (the “Company” and “Plan Administrator”) under the provisions of Section 401(a) of the Internal Revenue Code (the “IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Employees are eligible to participate in the Plan when they have completed six months of service, as defined in the Plan document, and have attained age 21.

Plan Administration

The Plan is administered by the Investment Committee, which includes management personnel appointed by the executive officers of the Company, and Morgan Keegan & Company, Inc., who provides investment advisory services to the Plan. The Plan’s trustee and recordkeeper, is responsible for the custody and management of the assets. Effective September 1, 2003, the Plan changed trustees from SunTrust Bank to Investors Bank & Trust Company (“IBT”). IBT has a servicing agent agreement for trustee services with Diversified Investment Advisors, Inc. (“Diversified”) to provide the recordkeeping services for the trust.

Contributions

As defined in the Plan document, eligible employees may make before-tax contributions up to 75% of compensation and after-tax contributions up to 10% of compensation, subject to certain limitations of the IRC. Effective August 11, 2003, participants were no longer permitted to make after-tax contributions. The Company provides a contribution equal to 50% of each participant’s before-tax contribution up to a maximum of 6%, not to exceed 3% of a participant’s compensation. The Company does not match after-tax contributions. Effective September 1, 2003, under certain circumstances, participants may make an additional catch-up contribution.

Xpre$$avings 401(k) Plan

Notes to Financial Statements (continued)

1.     Description of the Plan (continued)

Vesting

Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions and earnings thereon is based on years of service. Participants who were eligible to enter the Plan before July 1, 2000, vest according to the following schedule:

Years of Service	Percentage Vested
Less than 2 years	0%
2 but not more than 3 years	30%
3 but not more than 4 years	65%
4 or more years	100%

Participants who entered the Plan on or after July 1, 2000, vest according to the following schedule:

Years of Service	Percentage Vested
Less than 2 years	0%
2 but not more than 3 years	20%
3 but not more than 4 years	40%
4 but not more than 5 years	60%
5 but not more than 6 years	80%
6 or more years	100%

Participants automatically become 100% vested in employer contributions upon attainment of retirement age, as defined in the Plan document, or termination due to death or total disability.

At December 31, 2003 and 2002 forfeited non-vested accounts totaled $81,843 and $69,023, respectively. These accounts will be used to reduce future employer contributions.

Benefits

Upon retirement, death, disability, or termination of service, a participant (or participant’s beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the value of the participant’s vested account balance. In addition, participants may receive an in-service withdrawal of after-tax contributions. Hardship distributions are also permitted if certain criteria are met.

Xpre$$avings 401(k) Plan

Notes to Financial Statements (continued)

1.     Description of the Plan (continued)

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related Company matching contributions, as well as the participant’s share of the Plan’s investment results and any related administrative expenses. Allocations of income are based on individual participant account balances in proportion to total participant account balances.

Participant Loans

Subject to approval, a participant can secure a loan from the Plan against his/her account balance for a minimum of $1,000 up to the lesser of 50% of the vested account balance or $50,000. Effective September 1, 2003, participants can have up to two loans outstanding at a time. Loans may generally be repaid over one to five years, unless the loan is used to purchase a principal residence in which case the repayment period can be extended up to fifteen years. Loans must be repaid through automatic payroll deductions unless otherwise provided for by the Plan Administrator. The interest rate is the prime rate plus 1% and is fixed over the life of the loan.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting.

Income Recognition

Investment income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Net realized gains (losses) and unrealized appreciation (depreciation) are presented in the accompanying statement of changes in net assets available for benefits as net appreciation in fair value of investments.

Investment Valuation

Investments of the Plan are stated at fair value, as determined by quoted market prices on the last business day of the Plan year. The fair value of participation units in the common fund was based on the quoted redemption value on the last business day of the Plan’s year. Participant loans are valued at their outstanding balance, which approximates fair value. Purchases and sales of securities are reflected on a trade-date basis.

Xpre$$avings 401(k) Plan

Notes to Financial Statements (continued)

2.     Summary of Significant Accounting Policies (continued)

Administrative Expenses

Through September 1, 2003, each participant's account was charged $5 each quarter for administration and maintenance. The Plan pays a $25 distribution fee for each lump sum distribution. Effective September 1, 2003, a plan service fee equal to 0.0275% of each participant’s account balance is charged each quarter for administration and maintenance. In addition, a loan set-up fee of $75 per loan is charged to a participant’s account upon issuance of a loan. All other expenses, if any, are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts reported in the financial statements have been reclassified to conform to the current year presentation.

Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Xpre$$avings 401(k) Plan

Notes to Financial Statements (continued)

3. Investments

The fair values of individual assets that represent 5% or more of the Plan’s net assets as of December 31 are as follows:

	2003	2002
American Century Ultra Advisor Fund	$-	$3,646,226
STI Classic Balanced Fund	-	2,798,315
STI Classic Capital Appreciation Fund	-	2,811,308
SunTrust Employee Benefit Stable Asset Fund	-	5,509,861
U.S. Xpress Enterprises, Inc. Common Stock	2,523,868	2,055,441
Equity Growth Fund	7,774,256	-
Intermediate Horizon Strategic Allocation Fund	3,006,322	-
Stable Pooled Fund	5,523,796	-

During the year ended December 31, 2003, the Plan’s investments (including investments purchased and sold, as well as held during the year) appreciated in fair value as follows:

Mutual Funds	$2,542,031
Common Stock	836,601
Common Trust Fund	227,175

$3,605,807

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 27, 1995, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

6. Differences Between Financial Statements and Form 5500

As of December 31, 2002, the Plan had $221,433 of pending distributions to participants who had elected to withdraw from the Plan. This amount is recorded as a liability in the Plan’s Form 5500; however, this amount is not recorded as a liability in the accompanying statement of net assets available for benefits as of December 31, 2002 in accordance with U.S. generally accepted accounting principles.

Xpre$$avings 401(k) Plan

Notes to Financial Statements (continued)

6. Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	Benefits Payable to Participants	2003	Net Assets Available for Benefits
	2002	Benefits Paid	2002
Per the financial
statements	-	$3,978,582	$21,555,313
2003 deemed
distributions	-	(220,336)	-
2002 accrued benefits
payments	221,433	(221,433)	(221,433)

Per Form 5500	$221,433	$3,536,813	$21,333,880

Xpre$$avings 401(k) Plan EIN 62-1378182 Plan Number 001 Schedule H, Line 4a Schedule of Delinquent Participant Contributions Year Ended December 31, 2003
Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
$212,443	$212,443

Xpre$$avings 401(k) Plan EIN 62-1378182 Plan Number 001 Schedule H, Line 4i Schedule of Assets (Held at End of Year) December 31, 2003
(a)	(b) Identity of Issue, Borrower, Lessor, of Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Investors Bank & Trust Company	Interest-bearing Cash	$123,156
*	Diversified Investment Advisors, Inc.	Stable Pooled Fund	5,523,796
*	Diversified Investment Advisors, Inc.	Short Horizon Strategic Allocation Fund	39,921
*	Diversified Investment Advisors, Inc.	Short/Intermediate Horizon Strategic Allocation Fund	5,067
*	Diversified Investment Advisors, Inc.	Intermediate Horizon Strategic Allocation Fund	3,006,322
*	U.S. Xpress Enterprises, Inc.	U.S. Xpress Enterprises, Inc. Common Stock	2,523,868
*	Diversified Investment Advisors, Inc.	Intermediate/Long Horizon Strategic Allocation Fund	58,039
*	Diversified Investment Advisors, Inc.	Long Horizon Strategic Allocation Fund	87,922
*	Diversified Investment Advisors, Inc.	High Quality Bond Fund	60,421
*	Diversified Investment Advisors, Inc.	Core Bond Fund	567,715
*	Diversified Investment Advisors, Inc.	Value & Income Fund	466,012
*	Diversified Investment Advisors, Inc.	Stock Index Fund	232,521
*	Diversified Investment Advisors, Inc.	Equity Growth Fund	7,774,256
*	Diversified Investment Advisors, Inc.	Mid-Cap Value Fund	572,260
*	Diversified Investment Advisors, Inc.	Mid-Cap Growth Fund	1,002,504
*	Diversified Investment Advisors, Inc.	Special Equity Fund	702,524
*	Diversified Investment Advisors, Inc.	International Equity Fund	1,127,995
*	Participant Loans	Loans to participants, with interest rates
		from 5.00% to 10.50%	1,605,472

			$25,479,771

         *Indicates a party-in-interest to the Plan.
         Note: Cost information has not been included in column (d) because all investments are participant directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

    Date: June 28, 2004

U.S. XPRESS ENTERPRISES, INC.’S Xpre$$avings 401(k) Plan BY: INVESTMENT COMMITTEE BY: /S/ LISA M. PATE —————————————— Lisa M. Pate Member of the Investment Committee

Index to Exhibits

Exhibit Number	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm